SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20579

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.6)

                    ESTATE OF MILDRED F. WHITFIELD
                         NEEDHAM B. WHITFIELD
                            ANNE WHITFIELD KENNY
                  (NAME OF PERSONS FILING STATEMENT)

                              BRENCO, INC.
                            NAME OF ISSUER

                      COMMON STOCK, $1.00 PAR VALUE
                       TITLE OF CLASS SECURITIES


                               107061 10 3


                       MR. NEEDHAM B. WHITFIELD
                         BRENCO, INCORPORATED
                   ONE PARK CIRCLE, WEST, SUITE 201
                      MIDLOTHIAN, VIRGINIA  23113
                             (804) 794-1436
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVED NOTICES AND COMMUNICATIONS)


                             June 15, 1996
        (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO
REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D; AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b) (3) or (4), CHECK THE FOLLOWING BOX

                                  [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT

















































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CUSIP NO.  107061103
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                     1)   Names of Reporting Persons S.S. or I.R.S.
                          Identification Nos. of Above Persons
                          Estate of Mildred F. Whitfield     52-6601411
                          Needham B. Whitfield               ###-##-####
                          Anne Whitfield Kenny               ###-##-####
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                     2)   Check the Appropriate Box if a Member of a Group
                          (See Instructions)
                          (a)

                          (b)  X
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                     3)   SEC Use Only
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                     4)   Source of Funds (See Instructions)
                          Not Applicable
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                     5)   Check if Disclosure of Legal Proceedings is
                          Required Pursuant to Items 2(d) or 2(e)
                          Not Applicable
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                     6)   Citizenship or Place of Organization
                          Virginia
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Number of Shares     7)   Sole Voting Power
Beneficially owned        Needham B. Whitfield             687,727   (6.7%)
by Each Reporting         Anne Whitfield Kenny           1,024,370   (10%)
Person with
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                     8)   Shared Voting Power
                          Estate of Mildred F. Whitfield    250,000   (2.4%)
                          Needham B. Whitfield              396,246   (3.9%)*
                          Anne Whitfield Kenny              250,000   (2.4%)*
- --------------------------------------------------------------------------
                     9)   Sole Dispositive Power
                          Needham B. Whitfield              687,727   (6.7%)
                          Anne Whitfield Kenny            1,024,370   (10%)
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                    10)  Shared Dispositive Power
                         Estate of Mildred F. Whitfield     250,000   (2.4%)
                         Needham B. Whitfield               396,246   (3.9%)*
                         Anne Whitfield Kenny               250,000   (2.4%)*
- --------------------------------------------------------------------------
                    11)  Aggregate Amount Beneficially
                         Owned by Each Reporting Person
                         Estate of Mildred F. Whitfield     250,000   (2.4%)
                         Needham B. Whitfield             1,083,973   (10.6%)
                         Anne Whitfield Kenny             1,274,370   (12.5%)*
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                    12)  Check if the Aggregate Amount in Row (11)
                         Excludes Certain (See Instructions)
                         [X]


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                    13)  Percent of Class Represented by Amount in Row (11)
                         See Row 11
                         *Includes  the 250,000 also reported for Estate
                         of  Mildred  F. Whitfield
- --------------------------------------------------------------------------
                    14)  Type of Reporting Persons (See Instruction)
                         OO
                         IN
                         IN
















































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Item 1.   Security and Issuer.

          This statement relates to the Common Stock ($1.00 par value) of

Brenco, Incorporated, P.O. Box 389, Petersburg, Virginia 23803 (the

"Company").

Item 2.   Identity Background.

          The following information is furnished with respect to the persons filing this statement, all of whom are citizens of the United

States (collectively referred to as the "reporting persons"):

          (1)  Estate of Mildred F. Whitfield, which has no residence address but whose business address is c/o C. Daniel Stevens, Esq., 1200

Mutual Building, 909 East Main Street, Richmond, Virginia 23219, is not

employed, has had no material occupation, positions, offices or employments during the last five (5) years, and has not during the last five (5) years,

been convicted in any criminal proceeding.  The Estate has not, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The co-executors of the Estate are Needham B. Whitfield and Anne Whitfield Kenny.

          (2)  Needham B. Whitfield's business address is One Park West

Circle, Suite 201 Midlothian, Virginia  23113, and his home address is

13530 Stonegate Road Midlothian, Virginia  23113.  From 1979 until August

1989, Mr. Whitfield was a principal in the firm of Harper & Whitfield,

P.C., Certified Public Accountants, Farmington Commons, 890 Farmington

Avenue, Farmington, Connecticut  06032.  Since August 1989, Mr. Whitfield

has been the Chief Executive Officer of the Company, the principal business





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office of which is given under Item 1.  Mr. Whitfield has not, during the last five (5) years, been convicted in any criminal proceeding nor has Mr.

Whitfield, during the last five (5) years, been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (3)  Anne Whitfield Kenny, who has no business address and whose residence address is 206 Gun Club Road, Richmond, Virginia 23235, works in the home, has had no other material occupations, positions, offices or employments during the last five (5) years, and has not during the last five (5) years, been convicted in a any criminal proceeding.  Mrs. Kenny,

has not, during the last five (5) years, been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds.

          Not Applicable.

Item 4.   Purpose of Transaction.

          The Company has entered into an Acquisition Agreement dated as of

June 15, 1996 ("Acquisition Agreement"), by and among the Company, Varlen

Corporation, a Delaware corporation ("Varlen") and its wholly-owned subsidiary, BAS, Inc., a Virginia corporation ("Purchaser").  Pursuant to the Acquisition Agreement, Varlen and the Purchaser are making a tender offer as disclosed in a Tender Offer Statement on Schedule 14D-1, dated






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June 20, 1996, to purchase all the outstanding shares of the Company's

Common Stock at $16.125 per share net to the seller in cash, without interest, upon the terms and conditions set forth in the related Offer to

Purchase, dated June 20, 1996 (the "Offer").  In connection with the Offer,

the reporting persons have entered into a Shareholder Tender Agreement dated as of June 15, 1996, with Varlen and Purchaser (the "Shareholder

Tender Agreement).  Pursuant to the terms and conditions of the Shareholder

Tender Agreement, the reporting persons have agreed to tender pursuant to the Offer (and not withdraw, subject to the right not to tender or withdraw in the event of a superior offer) all Shares owned of  record or beneficially by the reporting persons which includes all Shares covered by

this Schedule 13D.   The Shareholder Tender Agreement will remain in effect

until the earlier of the (i) the termination of the Acquisition Agreement or (ii) the Effective Time of the Merger (as hereinafter defined).

Pursuant to the Acquisition Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions of the Acquisition Agreement, Purchaser will be merged with and into the Company (the "Merger") and the Company will become a wholly-owned subsidiary of Varlen.  At the effective time of the Merger (the "Effective

Time"), each share of Common Stock then outstanding (other than shares held by Varlen, Purchaser or any other wholly-owned subsidiary of Varlen and shares held by stockholders who perfect their dissenters' rights, if any,

under applicable Virginia corporate law) will be converted into the right to receive $16.125 in cash or any higher price per share paid in the Offer.

          Other than as outlined above, the reporting persons have no plans or proposals, individually or collectively, to dispose of a material amount






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of the shares covered by this report, to liquidate the Company, sell the assets of the Company, merge the Company with any other persons, or make any other major changes in the management, capitalization, dividend policy,

business or corporate structure of the Company.

          Needham B. Whitfield is Chairman of the Board and Chief Executive

Officer of the Company and is the son of Mildred F. Whitfield and the

brother of Anne Whitfield Kenny.  Anne Whitfield Kenny is the daughter of

Mildred F. Whitfield, the sister of Needham B. Whitfield and the wife of

John C. Kenny, a director of the Company.  Needham B. Whitfield and Anne

Whitfield Kenny are co-executors of the Estate of Mildred F. Whitfield.

Item 5.   Interest in Securities of the Issuer.

          The Estate of Mildred F. Whitfield is the beneficial owner of

250,000 shares (2.4%) of the Company's Common Stock.  Needham B. Whitfield

and Anne Whitfield Kenny also have voting and dispositive power with respect to these shares as co-executors of the Estate, and accordingly,

these shares are also included in  the beneficial ownership reported for

Mr. Whitfield and Mrs. Kenny.

          Needham B. Whitfield is the beneficial owner of a total of

1,083,973 shares (10.6%) of the Company's Common Stock, including those shares also reported in the beneficial ownership of the Estate.  Mr.

Whitfield's beneficial ownership includes:  (i) 295,567 shares (2.9%) owned directly by Mr. Whitfield as to which he has sole voting and dispositive power; (ii) an aggregate of 192,360 shares (1.9%) held in four trusts established under the Will of George H. Whitfield for the benefit of Mr.

Whitfield (income beneficiary) and his children, as to which Mr. Whitfield is co-trustee with NationsBank of Virginia, N.A., and over which shares he






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has sole voting and dispositive power; (iii) an aggregate of 2,000 shares

(.02%) held as custodian for the two minor children of Mr. Whitfield's former partner, as to which Mr. Whitfield has sole voting and dispositive power; (iv) an aggregate of 100,000 shares (.9%) owned by two charitable foundations, as to which he has sole voting and dispositive power; (v)

250,000 shares (2.4%) held by the Estate as to which he also shares voting and dispositive power with Anne Whitfield Kenny as a co-executor of the

Estate; (vi) an aggregate of 30,164 shares (.3%) held in two trusts for the benefit of Mr. Whitfield's adult children, as to which Mr. Whitfield is co-

trustee with the respective children, with whom he shares voting and dispositive  powers; (vii) an aggregate of 116,082 shares (1.1%) in various trusts for the benefit of his two minor children, as to which Mr. Whitfield is co-trustee with his wife, with whom he shares voting and dispositive power and (viii) an aggregate of 97,800 shares (.9%) held for the benefit of two children of Mr. Whitfield in trusts established pursuant to the will of Mildred F. Whitfield, as to which Mr. Whitfield is co-trustee and over which shares he has sole voting and dispositive power.  The beneficial ownership reported for Mr. Whitfield does not include 25,600 shares subject to employee stock option grants.  Mr. Whitfield also disclaims beneficial ownership of those shares set forth in (iii), (iv), (vi), (vii) and (viii).

          Anne Whitfield Kenny is the beneficial owner of a total of

1,274,370 shares (12.5%) of the Company's Common Stock, including those shares also reported in the beneficial ownership of the Estate.  Mrs.

Kenny's beneficial ownership includes:  (i) 643,800 shares (6.3%) owned directly by Mrs. Kenny as to which she has sole voting and dispositive








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power; (ii) 250,000 shares (2.4%) held by the Estate as to which she also shares voting and dispositive power with Needham B. Whitfield as co-

executor of the Estate;  (iii) 192,360 shares (1.9%) held in a trust established under the Will of George H. Whitfield for the benefit of Anne

Whitfield Kenny (income beneficiary) and her children, as to which Mrs.

Kenny is co-trustee with NationsBank of Virginia, N.A., and over which she has sole voting and dispositive power; (iv) 95,625 shares (.9%) held for the benefit of Mrs. Kenny's two children in trusts established pursuant to the will of Mildred F. Whitfield, as to which Mrs. Kenny is co-trustee and over which shares she has sole voting and dispositive power; and (v) 92,585 shares (.9%) owned by a charitable foundation as to which she has sole voting and dispositive power.  Mrs. Kenny disclaims beneficial ownership of those shares set forth in (iv) and (v).  The beneficial ownership for Mrs.

Kenny does not include 7000 shares owned by Mrs. Kenny's husband,

individually and as custodian, which she may be deemed to own beneficially under certain SEC rules, as to which she disclaims beneficial ownership.

          None of the reporting persons has effected any transactions in the Company's Common Stock within 60 days of the date of this statement.

Item 6. Contracts, Arrangements or Understandings With Respect to Securities of the Issuer.

                              See Item 4


Item 7.   Materials to Be Filed as Exhibits.

          A copy of the Certificate of Qualification of Needham B.

Whitfield and Anne Whitfield Kenny as co-executors of the Estate, pursuant to which this report is signed on behalf of the Estate, has been previously








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filed with Amendment No. 4 to this Schedule 13D and is herein incorporated by reference.  The agreement of the parties pursuant to Rule 13d-

1(f)(1)(iii) under the Securities Exchange Act of 1934 is included under the "Signatures" below.

          Copies of the Acquisition Agreement and the Shareholder Tender

Agreement are filed as Exhibits C and D to the Company's Schedule 14D-9 dated June 20, 1996 and are incorporated herein by reference.












































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                              SIGNATURES

          After reasonable inquiry and to the best knowledge and behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct and the undersigned each agree that this Amendment No. 6 to Schedule 13D is filed on behalf of each of them.



June 20, 1996                 /s/ Needham B. Whitfield
                              Estate of Mildred F. Whitfield
                              By Needham B. Whitfield,
                              Co-Executor



                              /s/ Anne Whitfield Kenny
                              Estate of Mildred F. Whitfield
                              By Anne Whitfield Kenny,
                              Co-Executor


                              /s/  Needham B. Whitfield
                              Needham B. Whitfield
                              Individually, as Co-Executor,
                              Custodian and as
                              Co-Trustee



                              /s/ Anne Whitfield Kenny
                              Anne Whitfield Kenny,
                              Individually, as Co-Executor,
                              and as Co-Trustee